September 11, 2024

Andrea Bernatova
Chief Executive Officer
Dynamix Corporation
1980 Post Oak Blvd., Suite 100
PMB 6373
Houston, TX, 77056

       Re: Dynamix Corporation
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 12, 2024
           File No. 333-280719
Dear Andrea Bernatova:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 7, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1
Cover Page

1. We note your response to prior comment 1 and the addition of the address of the company's principal executive office to the cover page of the registration statement.
       However, we also note that you continue to state on pages 18 and 152 that you do not currently have a principal executive office. Please revise or advise to reconcile this inconsistency. Please also revise, as appropriate, to update or remove footnote 1 of the cover page of the registration statement, because it suggests that shareholder and regulatory communications may not be sent to the address you have identified as your principal executive office.
 September 11, 2024
Page 2
Summary
Our Management and Board of Directors, page 10

2. We acknowledge your revised disclosures in response to prior comment 8. Please further revise to disclose the initial public offering amount for ESGEN and quantify the amount of financing entered into in connection with the consummation of the initial business combination.
We may issue additional Class A ordinary shares. . ., page 68

3. We note your disclosure that you may issue additional ordinary or preference shares to complete your initial business combination. Please expand your disclosures to clearly disclose the impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the
       investor in return for funds facilitating the sponsor   s completion of
the business
       combination or providing sufficient liquidity.
Risk Factors
Risks Relating to our Management Team, page 84

4. We note the revised disclosure on page 9 and elsewhere that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement warrants or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

       Please contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Evan M. D'Amico